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                            October 20, 2020

       Stephen Orr
       Executive Chairman and Chief Executive Officer
       Sunshine Silver Mining & Refining Corporation
       1660 Lincoln Street
       Suite 2750
       Denver, CO 80264

                                                        Re: Sunshine Silver
Mining & Refining Corporation
                                                            Amendment No. 4 to
Registration Statement on Form S-1
                                                            Filed October 16,
2020
                                                            File No. 333-249224

       Dear Mr. Orr:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Summary Consolidated Financial Data

       Balance sheet data, page 28

   1. Please explain in further detail the adjustments made to calculate the pro forma balance sheet amounts
presented. For example, we understand that you will convert $15 million in convertible notes into
an aggregate of 2,373,003 shares of common stock in connection with the offering
however it is not clear why the pro forma liability balance is only $2 million less than the
historical balance as of June 30, 2020. We also understand that you will be retiring $31
million of the Los Gatos Working Capital Facility, however we do not see how this
transaction is impacting your pro forma balances. Please provide to us a schedule that
reconciles historical and pro forma amounts and quantifies each of the adjustments you have
made.
 Stephen Orr
Sunshine Silver Mining & Refining Corporation
October 20, 2020
Page 2

       You may contact Myra Moosariparambil, Staff Accountant, at (202) 551-3796 or Craig
Arakawa, Accounting Branch Chief, at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact George
K. Schuler,
Mining Engineer, at (202) 551-3718 for engineering related questions. Please contact Kevin
Dougherty, Staff Attorney, at (202) 551-3271 or Loan Lauren Nguyen, Legal Branch Chief, at
(202) 551-3642 with any other questions.



                                                         Sincerely,
FirstName LastNameStephen Orr
                                                    Division of Corporation
Finance
Comapany NameSunshine Silver Mining & Refining Corporation
                                                    Office of Energy &
Transportation
October 20, 2020 Page 2
cc:       Richard D. Truesdell, Jr.
FirstName LastName